

Mail Stop 3030

January 12, 2017

Via E-mail
Vaseem Mahboob
Chief Financial Officer
Endologix, Inc.
2 Musick
Irvine, California 92618

      Re: **Endologix, Inc.**
             Form 10-K for Fiscal Year Ended December 31, 2015
             Filed February 29, 2016
             File No. 000-28440

Dear Mr. Mahboob:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                       Sincerely,

                       /s/ Brian Cascio

                       Brian Cascio
                       Accounting Branch Chief
                       Office of Electronics and Machinery